Domestic Brands Inc.
Successor to Charles & Company
Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:			
Net income (loss)	$ 23,866	$ 17,292	$ 3,993
Changes in operating assets and liabilities:			
Accounts receivable	(3,751)	-	-
Inventory	(895)	(1,856)	-
Accounts payable and accrued liabilities	182	-	-
Net cash provided by operating activities	19,402	15,436	3,993
Cash flows from investing activities			
Purchase of machinery and equipment	(2,200)	-	-
Net cash used in investing activities	(2,200)	-	-
Cash flows from financing activities:			
Owner distributions	(23,607)	(15,453)	(10,969)
Capital contribution	193		
Proceeds from debt issuances	9,722	-	-
Net cash provided by financing activities	(13,692)	(15,453)	(10,969)
Net cash increase for period	3,510	(17)	(6,976)
Cash at beginning of period	7	24	7,000
Cash at end of period	$ 3,517	$ 7	$ 24
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	$ -	$ -	$ -
Interest	$ -	$ -	$ -